

December 5, 2012

Via E-Mail
Jeffrey S. Lipkin
Chief Financial Officer
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, NY, 10022

> **Re:** **Scientific Games International, Inc. and co-registrant guarantors**
> **Registration Statement on Form S-4**
> **Filed November 8, 2012**
> **File Nos**. **333-184835, and -01 through -06**

Dear Mr. Lipkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. As currently represented, the securities offering could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on

the twentieth business day. See Rule 14d-1(g)(3) under the Securities Exchange Act of 1934.

Part II

Signatures, page II-12

3.   It appears that the signatories for Scientific Games International, Inc. have not indicated whether they have signed in their capacity as members of the board of directors. Please revise to ensure that that the registration statement is signed by at least a majority of the board of directors of Scientific Games International, Inc.   Please refer to Instructions Nos. 1 and 2 to Form S-4.

Exhibit Index

Exhibit 5.2

4.   We note that the legal opinion included in exhibit 5.2 to the registration statement does not opine on whether the guarantee will be the binding obligation of SG Gaming, Inc. Please refer to Section II.B.1.e of SEC Staff Legal Bulletin No. 19, and have counsel revise the opinion accordingly.

5.   We also note that the legal opinion assumes that the written consent of the board of directors of the guarantor dated August 15, 2012 has been executed by each of the duly elected and qualified members of the guarantor's board of directors. The opinion should not assume material facts underlying the opinion that are readily ascertainable. Please have counsel revise the opinion to remove or revise this assumption accordingly, or explain to us why it believes this assumption is appropriate. Refer to Section II.B.3.a of SEC Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Jeffrey S. Lipkin
Scientific Games Corporation
December 5, 2012
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
        Marc D. Jaffe, Esq., Latham & Watkins LLP